Management’s Discussion
and Analysis

FOR THE THREE MONTHS ENDED MARCH 31, 2021

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
May 12, 2021
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020 (the "2020 Financial Statements"), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 (the “Q1 2021 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2020 Financial Statements, and the Q1 2021 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Pan American’s significant accounting policies are set out in Note 3 of the 2020 Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold", “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, "total debt", "capital", and “working capital", which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning under IFRS. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per ounce sold”, “cash costs per ounce sold”, “adjusted earnings“ and “basic adjusted earnings per share”, "total debt", "capital", and “working capital” as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the Q1 2021 Financial Statements.
Any reference to “Cash Costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Peru, Mexico, Argentina, Bolivia, and Canada. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineable reserves and resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Q1 2021 HIGHLIGHTS

Operations
•Coronavirus disease ("COVID-19") pandemic impact
Pan American continues to implement and enforce protocols to protect the health and safety of our workforce and communities during the COVID-19 pandemic. These protocols result in lower throughput rates and are impacting our ability to timely execute planned capital investments, particularly at our underground mines where physical distancing measures have a bigger impact, as well as additional costs for distancing, testing, isolating and monitoring.
COVID-19 protocols have had a disproportionate impact on the La Colorada and Manantial Espejo operations, which contribute a significant portion of the Company's silver production. This is due to higher rates of absenteeism and reduced workforce deployments at these operations, which is in part the driver for the reduced silver production guidance for both these operations, as further described in the "2021 Annual Operating Outlook" section.
•Silver production of 4.58 million ounces
Consolidated silver production for Q1 2021 of 4.58 million ounces was 18% lower than the 5.56 million ounces produced in the three months ended March 31, 2020 ("Q1 2020"), primarily reflecting lower production at La Colorada and Dolores. At La Colorada, the new ventilation raise that was expected to be completed in Q1 2021 has been delayed until the later part of 2021, thereby restricting mining rates, as further described in the "Individual Mine Performance" section of this MD&A. At Dolores, lower silver production is the result of expected mine sequencing to higher gold grades and lower silver grades.
Due to the challenges with ventilation at La Colorada, and expected shortfalls at Manantial Espejo, Management is revising its silver production forecast for 2021 to between 20.50 and 22.00 million ounces, as further described in the "2021 Annual Operating Outlook" of this MD&A.
•Gold production of 137.6 thousand ounces
Consolidated gold production for Q1 2021 of 137.6 thousand ounces was 12% lower than the 156.1 thousand ounces produced in Q1 2020, primarily from: lower production at Timmins, as we adjust mining methods, rates and sequencing to address geotechnical conditions in certain levels of the Bell Creek mine; and lower production at Shahuindo, due to lower tonnes placed, grades and extraction rates from ores in the current section of the pit; partially offset by an increase in production at Dolores due to higher gold grades from mine sequencing, albeit at a lower ratio of ounces recovered to stacked due to temporary leach constraints during the current stage of pad construction.
The Company reaffirms its 2021 original annual forecast for gold production, as presented in the Company's 2020 Annual MD&A dated February 17, 2021.
•Base metal production
Zinc production in Q1 2021 of 13.1 thousand tonnes was consistent with Q1 2020 production. Lead production of 5.0 thousand tonnes was 5% less than Q1 2020 production. Copper production of 2.1 thousand tonnes was 9% more than Q1 2020 production.
As further described in the "2021" Annual Operating Outlook" section, zinc and lead guidance have been revised downward to account for the production shortfalls expected at La Colorada, while copper production guidance has been revised upward due to better than expected production at the Peruvian operations.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Financial
•Revenue and net income
Revenue in Q1 2021 of $368.1 million was 3% higher than in Q1 2020, primarily due to higher realized metal prices, partially offset by decreased quantities of metal sold.
Q1 2021 revenue was impacted by a $39.9 million inventory increase, which primarily related to a three month build-up of concentrate production at La Colorada, as a result of extended negotiations with a transport supplier and changes to smelting contracts. That inventory is expected to be recognized in revenue over Q2 2021 and Q3 2021. In addition, a build-up in inventory occurred at Dolores from leach pad kinetics, which delayed production later into 2021. Both of these items are further described in the "Operating Performance" section of this MD&A.
Net loss of $7.6 million ($0.04 basic loss per share) was recorded for Q1 2021 compared with a net loss of $77.2 million ($0.37 basic loss per share) in Q1 2020. The $69.7 million quarter-over-quarter decrease in net loss mainly reflects a $39.9 million increase in mine operating earnings from increased revenues and lower cost of sales, a $14.7 million decrease in income tax expense, and an $8.8 million decrease in care and maintenance expenditures, all of which are further described in the "Overview of Q1 2021 Financial Results" section of this MD&A. The increase in earnings was partially offset by a $10.2 million increase in investment loss, reflecting losses recognized in Q1 2021 on the fair-value adjustments of certain equity investments owned by the Company.
Q1 2021 net loss of $7.6 million was significantly impacted by a $39.0 million investment loss, which related primarily to mark-to-market fair-value adjustments on the Company's investment in New Pacific Metals.
Adjusted earnings(1): of $37.4 million, ($0.18 per share) was recorded in Q1 2021 compared to the Q1 2020 revised adjusted earnings of $21.2 million ($0.10 per share).
Cash flow from operations: in Q1 2021 totaled $29.9 million, which is $84.2 million less than the $114.1 million generated in Q1 2020, due to larger income tax payments and negative working capital changes.
Q1 2021 cash flows were impacted by $61.3 million in income tax payments, which included $31.6 million in final installments for 2020 taxes, and $47.4 million in negative working capital movements, driven mainly by the previously described inventory build-ups. Cash flow movements are further described in the "Overview of Q1 2021 Financial Results" section.
•Liquidity and working capital position
As at March 31, 2021, the Company had cash and short-term investment balances of $206.4 million, an equity investment in Maverix Metals Inc. ("Maverix") with a market value of $134.3 million, working capital of $513.0 million, and maintained an available $500.0 million under its revolving credit facility (the "Credit Facility"). Total debt of $30.8 million was related to lease liabilities.
The Company's cash and short-term investment balances decreased by $72.6 million, driven by a $39.0 million negative mark-to-market to the Company's investments, primarily those in New Pacific Metals, and a $33.6 million drawdown in cash and cash equivalents, which is related to the aforementioned large tax payments and negative working capital movements that impacted Q1 2021.
•Q1 2021 Cash Costs(1) per ounce sold
•Silver Segment Cash Costs were $12.30 per silver ounce sold.
•Gold Segment Cash Costs were $846 per gold ounce sold.
•Q1 2021 All-In Sustaining Costs per ounce sold (“AISC”) (1)
•Silver Segment AISC were $16.99 per silver ounce sold.
•Gold Segment AISC were $1,058 per gold ounce sold.

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
•Consolidated AISC per silver ounce sold, including by-product credits from the Gold Segment production, were negative $5.23 per silver ounce sold.
(1) Adjusted earnings, Cash Costs and AISC are non-GAAP measures, please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the Q1 2021 Financial Statements.
ENVIRONMENTAL, SOCIAL, AND GOVERNANCE (ESG)

Pan American is committed to conducting its business in a responsible and sustainable manner. Our core ESG values are: caring for the environment in which we operate; contributing to the long-term development of our host communities; ensuring safe and secure workplaces for our employees; contributing to the welfare of our employees, local communities and governments; and, operating transparently.
Pan American released its 2020 sustainability report (the "Sustainability Report") on May 6, 2021, which is available on our website at www.panamericansilver.com. The Sustainability Report articulates our vision of sustainability, shares our management approach to sustainable development in the context of our business, discloses environmental, workplace and social performance, including challenges and opportunities, and demonstrates our progress toward our sustainability goals and initiatives. In addition to the Global Reporting Initiative (GRI) Standards, the Sustainability Report takes into consideration the Sustainability Accounting Standards Board (SASB) framework; and Task Force on Climate Related Financial Disclosure (TCFD) reporting framework, which is included in the Climate Change, Energy, and Greenhouse Gas Emissions section of the Sustainability Report.
Later in 2021 the Company plans on providing a mid-year update on our progress with regards to our 2021 ESG goals.
Pan American's response to COVID-19
The COVID-19 pandemic continues to be a humanitarian crisis throughout much of the world, and particularly in Latin America where most of Pan American's operations are located. We have been engaging with our workforce and local communities to determine how best to support them during this difficult time. In addition to donations of food, sanitation supplies, and personal protection and medical equipment throughout all our operating regions, during Q1 2021, Pan American contributed material and medical supplies to establish a COVID-19 vaccination centre in Huayllay, Peru where our Huaron mine is located. This initiative is in partnership with the local branch of DIRESA, the Peruvian Health Authority.

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

OPERATING PERFORMANCE

Silver and Gold Production
The following table provides silver and gold production at each of Pan American’s operations for the three month periods ended March 31, 2021 and 2020. Each operation’s production variances are further discussed in the “Individual Mine Performance” section of this MD&A.

	Silver Production (ounces ‘000s)		Gold Production (ounces ‘000s)
	Three months ended March 31,		Three months ended March 31,
	2021	2020	2021	2020
La Colorada	1,065	1,593	0.5	1.1
Huaron	884	771	0.3	0.2
Morococha(1)	521	457	0.2	0.3
San Vicente(2)	701	738	0.1	0.1
Manantial Espejo	697	695	5.9	6.5
Dolores	634	1,230	37.0	27.1
Shahuindo	65	64	29.5	48.9
La Arena	11	8	33.2	28.7
Timmins	4	5	31.0	43.3
Total	4,583	5,561	137.6	156.1
(1)Morococha data represents Pan American's 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
Consolidated silver production in Q1 2021 of 4.58 million ounces was 18% lower than the 5.56 million ounces produced in Q1 2020, while consolidated gold production in Q1 2021 of 137.6 thousand ounces was 12% lower than the 156.1 thousand ounces produced in Q1 2020. The reasons for the decrease in production are further described in the "Q1 2021 Highlights" and "Individual Mine Performance" sections of the MD&A.
Base Metal Production
The following table provides the Company’s base metal production for the three month periods ended March 31, 2021 and 2020:

	Base Metal Production
	Three months ended March 31,
	2021	2020
Zinc – kt	13.1	13.1
Lead – kt	5.0	5.3
Copper – kt	2.1	1.9
Zinc, lead and copper production in Q1 2021 was largely in line with production in Q1 2020, as shortfalls at La Colorada from ventilation constraints were offset by higher production at our Peruvian operations.
Cash Costs and AISC
The quantification of both Cash Costs and AISC measures is described in detail, and where appropriate reconciled to the Q1 2021 Financial Statements, in the "Alternative (Non-GAAP) Performance Measures" section of this MD&A.

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following table reflects the Cash Costs and AISC net of by-product credits at each of Pan American’s operations for the three months ended March 31, 2021, as compared to the same period in 2020.

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2021	2020	2021	2020
La Colorada	15.62	7.23	42.44	9.98
Dolores(2)	-	0.07	-	23.29
Huaron	2.35	7.95	4.82	10.56
Morococha	13.89	12.29	17.47	20.23
San Vicente	13.35	14.71	14.20	17.08
Manantial Espejo	19.78	13.69	24.43	14.85
Silver Segment Consolidated(2)(3)	12.30	8.18	16.99	15.26
Dolores(2)	718	-	723	-
Shahuindo	751	617	844	775
La Arena	598	725	1,072	1,212
Timmins	1,292	945	1,568	1,051
Gold Segment Consolidated(2)(3)	846	757	1,058	969
Consolidated AISC per silver ounce sold(4)			(5.23)	3.49
Consolidated AISC before NRV inventory adjustments			(2.90)	1.41
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q1 2021 Financial Statements.
(2)Due to the expected mine sequencing into a higher gold zone of the mine plan at Dolores, the Company has determined that the mine is better identified as a Gold Segment operation from 2021 onwards. Thus, as of Q1 2021, Cash Costs and AISC at Dolores are reported on a per ounce of gold basis and are included as part of the Gold Segment Cash Costs and AISC calculations. Dolores Cash Costs and AISC in the 2020 comparable period were reported on a per ounce of silver basis and included as part of the Silver Segment Cash Costs and AISC calculations, as previously reported. For comparison purposes, had Dolores been reported in the Gold Segment in 2020, Gold Segment Cash Costs and AISC for Q1 2020 would have been $772 and $1,126, respectively, and Silver Segment Cash Costs and AISC for Q1 2020 would have been $10.29 and $13.16, respectively.
(3)Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated AISC is based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").
(4)Consolidated silver basis total is calculated per silver ounce sold with total gold revenues included within by-product credits. G&A costs are included in the consolidated AISC, but not allocated in calculating AISC for each operation.
Cash Costs
Silver Segment Cash Costs per ounce in Q1 2021 were $12.30, $4.12 higher than in Q1 2020. The increase is driven primarily from: (i) reduced by-product credits per ounce from the move of Dolores into the Gold Segment due to the changing production profile of the mine adding $2.11 per ounce to Silver Segment Cash Costs; (ii) increased costs per ounce at La Colorada due to lower throughput and grades from the temporary ventilation constraints adding $2.44 per ounce to Silver Segment Cash Costs; (iii) higher operating costs at Manantial Espejo due to the ramp-up of mining activities at COSE and Joaquin adding $1.27 per ounce to Silver Segment Cash Costs; partially offset by, (iv) lower costs at Huaron from an increase in by-product base metal production and metal prices, which reduced Silver Segment Cash Costs by $1.55 per ounce.
Gold Segment Cash Costs per ounce in Q1 2021 were $846, $89 higher than in Q1 2020. Gold Segment Cash Costs were negatively impacted by lower throughput and grades at Timmins while addressing the geotechnical conditions at Bell Creek as mentioned previously which added $103 per ounce to Gold Segment Cash Costs, and higher costs at Shahuindo from lower tonnes placed, grades and extraction rates due to mine sequencing which added $70 per ounce to Gold Segment Cash Costs. These increases were partially offset by the decrease from including Dolores as a Gold Segment operation, which benefited Gold Segment Cash Costs by $42 per ounce in the current quarter, as well as decreased Cash Costs at La Arena due to higher ore mining rates in the current mine sequencing leading to higher production which benefited Gold Segment Cash Costs by $42 per ounce.

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
AISC
Silver Segment AISC for Q1 2021 of $16.99 per ounce was $1.73 higher than Q1 2020. The increase primarily reflects the same factors that impacted Cash Costs described above, partially offset by a $0.91 per ounce decrease in sustaining capital and a $1.59 per ounce decrease in negative net realizable value ("NRV") inventory adjustments per ounce, both of which were lower than the previous period due to the move of Dolores to the Gold Segment.
Gold Segment AISC for Q1 2021 of $1,058 per ounce was $89 higher than Q1 2020, largely reflecting the same factors impacting Gold Segment Cash Costs described above, while a $74 per ounce increase from higher sustaining capital per ounce was offset by a $75 per ounce benefit from cost-reducing NRV inventory adjustments at Dolores in Q1 2021.
Consolidated silver basis AISC was negative $5.23 in Q1 2021, an $8.72 decrease from Q1 2020. The quarter-over-quarter decrease was largely the result of a $19.9 million benefit to costs from the change in NRV inventory adjustments going from a loss in Q1 2020 to a gain in Q1 2021, as well as higher by-product credits, which largely offset the reduction in silver sales volumes.

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Individual Mine Performance
An analysis of performance at each operation in Q1 2021 compared with Q1 2020 follows. The project capital amounts invested in Q1 2021 are further discussed in the "Project Development Update" section of this MD&A.
La Colorada Operation

	Three months ended March 31,
	2021	2020
Tonnes milled – kt	133.5	174.2
Average silver grade – grams per tonne	276	312
Average zinc grade - %	1.98	2.70
Average lead grade - %	1.04	1.34
Production:
Silver – koz	1,065	1,593
Gold – koz	0.53	1.08
Zinc – kt	2.25	4.09
Lead – kt	1.17	1.98
Cash Costs - $ per ounce(1)	15.62	7.23
Sustaining capital - $ thousands(2)	5,386	4,753
Care and maintenance costs - $ thousands	—	—
AISC - $ per ounce(1)	42.44	9.98
Payable silver sold - koz	225	1,839
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $4.1 million of investing activity cash outflows for Q1 2021 (Q1 2020: $3.6 million) related to investment capital incurred on the La Colorada projects, as disclosed in the “Project Development Update” section of this MD&A.
Q1 2021 vs. Q1 2020
Production:
•Silver: 33% decrease, primarily due to lower grades and reduced throughput, largely from restricted mining rates due to a blockage that developed near the bottom of the new surface to the 345 metre level primary ventilation raise, from sloughing of the raise wall during shotcreting and commissioning in Q1 2021; as well as the impact of COVID-19 operating protocols resulting in higher absenteeism and limiting workforce deployments. Efforts to bypass the blockage through drifting from a nearby ramp and additional raise boring are ongoing and expected to be completed in Q3 2021. Once completed, the ventilation projects are expected to allow for a normalization in throughput rates and mine sequencing in 2022.
•By-products: 45% and 41% decreases in zinc and lead production, respectively, due to the factors described above.
Cash Costs: increased $8.39 per ounce, primarily due to lower throughput, as well as lower sales from the silver-zinc-lead rich concentrates produced at the mine due to a three-month build-up in inventory from a change in logistics and delayed revenue recognition from changes in certain smelting and refining sale contracts. The build-up in inventory is valued at $30.3 million at Q1 average realized prices and is expected to be sold throughout the remainder of 2021.
Sustaining Capital: was consistent with the prior period, and is primarily related to ventilation projects, a tailings storage facility lift, equipment replacements, lease payments for equipment, and near-mine exploration activities.
AISC: the $32.46 per ounce increase was due to the same factors affecting Cash Costs, in addition to higher sustaining capital per ounce from the impact of lower silver sales.

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Huaron Operation

	Three months ended March 31,
	2021	2020
Tonnes milled - kt	237.7	203.2
Average silver grade – grams per tonne	139	143
Average zinc grade - %	2.74	2.54
Average lead grade - %	1.30	1.28
Average copper grade - %	0.87	0.89
Production:
Silver – koz	884	771
Gold – koz	0.28	0.16
Zinc – kt	5.13	3.85
Lead – kt	2.30	1.96
Copper – kt	1.56	1.37
Cash Costs - $ per ounce(1)	2.35	7.95
Sustaining capital - $ thousands	1,612	1,413
Care and maintenance costs - $ thousands	—	2,254
AISC-$ per ounce(1)	4.82	10.56
Payable silver sold – koz	709	596
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q1 2021 vs. Q1 2020
Production:
•Silver: 15% higher, primarily from higher throughput rates relative to Q1 2020, which had been impacted by the COVID-19 related mine suspension in the second half of March 2020.
•By-products: zinc, lead and copper production were 33%, 18% and 14% higher, respectively, reflecting the same factors affecting silver production. Zinc production also benefited from improved grades due to mine sequencing.
Cash Costs: decreased $5.60 per ounce, primarily due to higher by-product credits per ounce from improved base metal production and prices, which offset the higher operating costs per ounce from modest escalations in wages and consumables, increased mining depth, and a $1.8 million one-time adjustment related to the termination of a commercial contract which is expected to be offset by lower treatment and refining charges through the remainder of 2021.
Sustaining Capital: consistent with the prior period, and comprised mainly of equipment and facility leases, equipment replacements and near-mine exploration activities.
AISC: decreased by $5.74 per ounce as a result of the same factors that caused the decrease in Cash Costs.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Morococha Operation(1)

	Three months ended March 31,
	2021	2020
Tonnes milled – kt	149.2	138.9
Average silver grade – grams per tonne	121	116
Average zinc grade - %	2.88	3.39
Average lead grade - %	1.17	1.19
Average copper grade - %	0.38	0.41
Production:
Silver – koz	521	457
Gold – koz	0.16	0.28
Zinc – kt	3.72	4.12
Lead – kt	1.43	1.33
Copper – kt	0.37	0.37
Cash Costs - $ per ounce(2)	13.89	12.29
Sustaining capital (100%) - $ thousands(3)	1,735	2,236
Care and maintenance costs - $ thousands	—	2,203
AISC - $ per ounce(2)	17.47	20.23
Payable silver sold (100%) - koz	514	408
(1)Production figures are for Pan American’s 92.3% share only, unless otherwise noted.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(3)Sustaining capital expenditures exclude $0.1 million of investing activity cash outflows for Q1 2021 (Q1 2020: $0.4 million) related to initial engineering on a potential relocation of the Morococha plant, and is included in Other Projects, as disclosed in the “Project Development Update” section of this MD&A.
Q1 2021 vs. Q1 2020
Production:
•Silver: 14% higher, primarily from higher throughput rates relative to Q1 2020, which had been impacted by the COVID-19 related mine suspension in the second half of March 2020.
•By-products: zinc production decreased 10% due to lower grades from mine sequencing, while lead production increased 8% from the higher throughput. Copper production was consistent with the previous period, as lower grades from mine sequencing were offset by the higher throughput rates.
Cash Costs: were $1.60 per ounce higher, primarily due to lower by-product credits per silver ounce sold from mine sequencing into lower base metal grades and higher silver grades.
Sustaining Capital: primarily related to near-mine exploration, mine and camp infrastructure, and equipment and facility leases.
AISC: were $2.76 per ounce lower due to a decrease in sustaining capital and a decrease in NRV inventory adjustments, which had impacted Q1 2020 due to the decline in prices coincident with the onset of the COVID-19 pandemic. These decreases in AISC more than offset the factors increasing quarter-over-quarter Cash Costs.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
San Vicente Operation(1)

	Three months ended March 31,
	2021	2020
Tonnes milled – kt	89.0	82.6
Average silver grade – grams per tonne	265	302
Average zinc grade - %	2.58	1.59
Average lead grade - %	0.13	—
Average copper grade - %	0.24	0.26
Production:
Silver – koz	701	738
Gold – koz	0.08	0.10
Zinc – kt	1.96	1.05
Lead – kt	0.11	—
Copper – kt	0.16	0.18
Cash Costs - $ per ounce (2)	13.35	14.71
Sustaining capital (100%) - $ thousands	558	1,925
Care and maintenance costs - $ thousands	—	—
AISC - $ per ounce(2)	14.20	17.08
Payable silver sold (100%) - koz	732	840
(1)Production figures are for Pan American’s 95.0% share only, unless otherwise noted.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q1 2021 vs. Q1 2020
Production:
•Silver: 5% lower, primarily from lower grades due to mine sequencing and the narrowing structure of the vein system, which was partially offset by increased throughput.
•By-products: an 87% increase in zinc production from mine sequencing into zinc-rich zones of the deposit. The small decrease in copper production was offset by intentionally increased lead production driven by our commercialization strategy to take advantage of the bulk silver-lead concentrate market.
Cash Costs: were $1.36 per ounce lower, primarily from increased by-product credits per ounce from higher base metal grades and prices and lower silver ounces sold, which more than offset higher royalty expenses from increased metal prices.
Sustaining Capital: primarily related to mine infrastructure and tailings storage facility investments, equipment replacements, near-mine exploration.
AISC: the $2.88 per ounce decrease was primarily due to the same factors that increased Cash Costs, in addition to lower sustaining capital.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Manantial Espejo Operation

	Three months ended March 31,
	2021	2020
Tonnes milled - kt	157.3	161.1
Average silver grade – grams per tonne	157	152
Average gold grade – grams per tonne	1.30	1.33
Production:
Silver – koz	697	695
Gold – koz	5.89	6.45
Cash Costs - $ per ounce(1)	19.78	13.69
Sustaining capital - $ thousands(2)	1,378	716
Care and maintenance costs - $ thousands	—	1,973
AISC - $ per ounce(1)	24.43	14.85
Payable silver sold - koz	631	730
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $nil of investing activity cash outflows for Q1 2021 (Q1 2020: $3.5 million) related to the development of the Joaquin and COSE projects, as disclosed in the “Project Development Update” section of this MD&A.
Q1 2021 vs. Q1 2020
Production:
•Silver and Gold: silver production was flat, while gold production was 9% lower. Throughput during Q1 2021 was constrained by reduced workforce deployments due to COVID-19 related absenteeism, which impacted the expected ramp-up in production from COSE and Joaquin.
Cash Costs: were $6.09 per ounce higher, primarily as a result of higher operating costs from increased mining activities at the COSE and Joaquin satellite deposits, partially offset by higher gold prices.
Sustaining Capital: primarily related to lease payments for diesel generators on site and process plant equipment.
AISC: the $9.58 per ounce increase was largely due to the same factors affecting Cash Costs, in addition to a cost increasing $1.4 million NRV inventory adjustment in Q1 2021, and higher sustaining capital.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Dolores Operation

	Three months ended March 31,
	2021	2020
Tonnes placed – kt	1,859.8	1,905.0
Average silver grade – grams per tonne	19	38
Average gold grade – grams per tonne	1.06	0.60
Production:
Silver – koz	634	1,230
Gold – koz	37.0	27.1
Cash Costs - $ per gold ounce(1)(2)	718	843
Sustaining capital - $ thousands	8,919	15,124
Care and maintenances costs - $ thousands	—	—
AISC - $ per gold ounce(1)(2)	723	1,857
Payable gold sold	31,478	26,335
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales. Previously reported Cash Costs and AISC on a per silver ounce basis are disclosed in the Cash Costs and AISC section.
(2)As previously described, beginning in 2021, Dolores Cash Costs and AISC are being reported on a per ounce of gold basis with silver considered as a by-product, rather than on a silver basis with gold considered as a by-product. In Q1 2020, silver basis Cash Costs and AISC were reported as $0.07 and $23.29 per ounce, respectively.
Q1 2021 vs. Q1 2020
Production:
•Silver: 48% lower, primarily due to the expected decrease in silver grades from mine sequencing into higher gold grade zones.
•Gold: 36% higher, as expected, from a 76% increase in grades from mine sequencing, partially offset by a 21% decrease in the ratio of ounces recovered to stacked due to the timing of leach recovery kinetics, which are expected to normalize throughout the remainder of 2021.
Cash Costs: decreased $125 per ounce, primarily from higher gold grades and lower operating costs, partly from the depreciation of the MXN relative to the USD, which more than offset lower by-product credits per ounce from lower silver sales.
Sustaining Capital: the $6.2 million reduction reflects the mine transitioning to a lower lower strip ratio portion of the mine plan. Sustaining capital in Q1 2021 was primarily related to leach pad expansions.
AISC: decreased $1,134 per ounce due to the same factors affecting Cash Costs, in addition to lower sustaining capital expenditures, and a $20.4 million benefit from NRV inventory adjustments which were cost reducing in the current period but cost increasing in the prior period.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Shahuindo Operation

	Three months ended March 31,
	2021	2020
Tonnes placed - kt	2,806.5	2,932.1
Average silver grade – grams per tonne	5	9
Average gold grade – grams per tonne	0.46	0.62
Production:
Silver – koz	65	64
Gold – koz	29.54	48.91
Cash Costs - $ per ounce(1)	751	617
Sustaining capital - $ thousands(2)	2,681	7,844
Care and maintenance costs - $ thousands	—	857
AISC $ per ounce(1)	844	775
Payable gold sold	31,736	52,002
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $0.1 million of investing activity cash outflows for Q1 2021 (Q1 2020: $0.1 million) related to lease payments for the crushing and agglomeration plant completed by Tahoe, and is included in Other Projects, as disclosed in the “Project Development Update” section of this MD&A.
Q1 2021 vs. Q1 2020
Production:
•Gold: 40% lower, primarily due to a combination of lower tonnes placed, grades and extraction rates from mine sequencing into a new area of the pit containing a higher proportion of fine-grain ores that had to be stockpiled until a sufficient quantity of coarser ores are encountered for blending before placing on the heaps. In addition, the ratio of ounces recovered to stacked was anomalous relative to Q1 2020 when in-heap inventories were released without ore placement due to the COVID-19 mine suspension in mid-March 2020.
Cash Costs: were $134 per ounce higher, primarily due to the lower gold production which increased costs on a per ounce basis.
Sustaining Capital: related primarily to leach pad expansions, site infrastructure improvements, and payments for leased mining equipment. The decrease over Q1 2020 was due largely to the timing of payments.
AISC: were $69 per ounce higher due to the same factors affecting Cash Costs, partially offset by the lower sustaining capital expenditures.

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
La Arena Operation

	Three months ended March 31,
	2021	2020
Tonnes placed - kt	2,040.8	1,048.4
Average silver grade – grams per tonne	1	1
Average gold grade – grams per tonne	0.38	0.35
Production:
Silver – koz	11	8
Gold – koz	33.15	28.70
Cash Costs - $ per ounce(1)	598	725
Sustaining capital - $ thousands	14,719	12,698
Care and maintenance costs - $ thousands	—	823
AISC - $ per ounce(1)	1,072	1,212
Payable gold sold	31,351	26,662
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q1 2021 vs. Q1 2020
Production:
•Gold: 16% higher, as a result of increased throughput due to higher ore relative to waste mined, driven by mine sequencing, as well as a full quarter of operations in 2021 compared with the COVID-19 related mine suspension in mid-March 2020. This increased throughput more than offset the lower ratio of ounces recovered to stacked, related to an anomalous ratio of ounces recovered to stacked caused by the release of in-heap inventories without ore placement that occurred during to the government mandated COVID-19 mine suspension in mid-March 2020
Cash Costs: decreased by $127, primarily reflecting higher production and sales from the decrease in the waste to ore mining ratio.
Sustaining Capital: comprised mainly of capitalized deferred stripping, leach pad expansions, near-mine exploration, and other camp and mine infrastructure.
AISC: decreased by $140 per ounce due to the same factors affecting Cash Costs.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Timmins Operation

	Three months ended March 31,
	2021	2020
Tonnes milled - kt	400.0	444.6
Average silver grade – grams per tonne	—	—
Average gold grade – grams per tonne	2.64	3.00
Production:
Silver – koz	4	5
Gold – koz	30.98	43.31
Cash Costs - $ per ounce(1)	1,292	945
Sustaining capital - $ thousands(2)	8,222	3,498
Care and maintenance costs - $ thousands	—	—
AISC - $ per ounce(1)	1,568	1,051
Payable gold sold	33,200	43,480
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $0.6 million of investing activity cash outflows for Q1 2021 (Q1 2020: $1.0 million) related to investment capital incurred on the Timmins projects, as disclosed in the “Project Development Update” section of this MD&A.
Q1 2021 vs. Q1 2020
Production:
•Gold: 28% lower, as a result of lower throughput, grades, and recovery rates, from adjustments made to the mining methods and ground support systems to address geotechnical conditions in certain levels of the Bell Creek mine resulting in reduced mining rates and changes to mine sequencing, and a build-up of in-process inventory at the mill during Q1 2021. Modifications to the Bell Creek mining method and ground support standards are being implemented to adapt to wider ore extensions which are being developed for mining at higher rates from Bell Creek later in the year.
Cash Costs: an increase of $347 per ounce, primarily as a result of the lower production.
Sustaining Capital: expenditures primarily related to tailings storage facility expansions, mine equipment refurbishments and replacements, near-mine exploration, and lease payments for mining equipment.
AISC: the $517 per ounce increase reflects the same factors that affected Cash Costs, as well as higher sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
2021 ANNUAL OPERATING OUTLOOK

All 2021 forecast amounts in this section refer to the 2021 annual forecast, as provided in the Company's 2020 Annual MD&A dated February 17, 2021 ("2021 Forecast"). These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.
Production Relative to Forecast:
The following table summarizes the Q1 2021 metal production compared to the 2021 Forecast amount, as well as the Company's 2021 May Revised Forecast:

	2021 Original Forecast	Q1 2021 Actual	2021 May Revised Forecast
Silver – Moz	22.50 - 24.00	4.58	20.50 - 22.00
Gold – koz	605.0 - 655.1	137.6	605.0 - 655.1
Zinc – kt	60.7 - 64.5	13.1	55.5 - 60.5
Lead – kt	23.4 - 25.7	5.0	21.0 - 23.5
Copper – kt	7.1 - 8.0	2.1	8.5 - 9.0
Based on year-to-date production results and the expected production for the remainder of the year, Management is lowering the estimated annual consolidated silver production to between 20.50 to 22.00 million ounces, reflecting changes at the La Colorada and Manantial Espejo mines, further described below.
•At La Colorada, the Company is reducing its full-year 2021 silver production guidance by approximately 20% to 25% given the extended ventilation constraints the operation faces while completing the by-pass of the blockage at the bottom of the primary ventilation raise that was further discussed in the "Individual Mine Performance" section of this MD&A, as well as lower than originally anticipated workforce deployments due to severe regional COVID-19 epidemic conditions.
•At Manantial Espejo, the Company is reducing the full-year 2021 silver production guidance for Manantial Espejo by approximately 8 to 10%, reflecting higher than originally anticipated COVID-19 related absenteeism and reduced workforce deployments.
Management is also revising its estimates for zinc, lead and copper production to reflect the expected production shortfalls at La Colorada, which was partially offset by better than expected production at Huaron and Morococha.

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Cash Costs and AISC Compared to Forecast:
The following table summarizes Cash Costs and AISC for each operation for Q1 2021 compared to the respective 2021 Forecast amounts, as well as the 2021 May Revised Forecast. These forecast estimates are largely influenced by Management's assumptions and estimates for productivity, input costs, commodity prices and currency exchange rates.

	Cash Costs(1) ($ per ounce)			AISC(1) ($ per ounce)
	2021 Original Forecast(2)	Q1 2021 Actual	2021 May Revised Forecast(3)	2021 Original Forecast(2)	Q1 2021 Actual	2021 May Revised Forecast(3)
Silver Segment:
La Colorada	4.00 - 5.00	15.62	9.80 - 11.20	8.50 - 9.50	42.44	15.50 - 16.90
Huaron	4.80 - 7.90	2.35	(1.60) - 0.60	9.50 - 12.50	4.82	3.70 - 5.90
Morococha	10.00 - 14.20	13.89	5.60 - 8.50	13.50 - 17.50	17.47	9.10 - 11.80
San Vicente	12.30 - 13.50	13.35	11.60 - 13.40	16.75 - 17.75	14.20	16.50 - 18.20
Manantial Espejo	16.30 - 17.30	19.78	21.80 - 23.70	19.00 - 20.00	24.43	24.40 - 26.10
Total(4)	8.50 - 10.00	12.30	9.60 - 11.60	12.50 - 14.00	16.99	14.25 - 15.75
Gold Segment:
Dolores	665 - 820	718	no change	850 - 1,000	723	no change
Shahuindo	715 - 795	751	no change	1,125 - 1,250	844	no change
La Arena	870 - 940	598	no change	1,275 - 1,400	1,072	no change
Timmins	1,085 - 1,160	1,292	no change	1,375 - 1,450	1,568	no change
Total	825 - 925	846	no change	1,135 - 1,250	1,058	no change
Consolidated Silver Basis(5)				(2.80) - 2.70	(5.23)	no change
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these calculations and a reconciliation of these measures to the Q1 2021 Financial Statements.
(2)The cash costs and AISC forecasts assume average metal prices of $23.50/oz for silver, $1,825/oz for gold, $2,700/tonne ($1.22/lb) for zinc, $1,900/tonne ($0.86/lb) for lead, and $7,400/tonne ($3.36/lb) for copper; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 3.50 for the Peruvian sol ("PEN"), 96.67 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), and $1.30 for the Canadian dollar ("CAD").
(3)The cash costs and AISC forecasts assume realized metal prices for Q1 2021 and the following metal prices for the remainder of 2021: of $24.00/oz for silver, $2,850/tonne ($1.28/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, $9,500/tonne ($4.20/lb) for copper, and $1,750/oz for gold; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 3.50 for the Peruvian sol ("PEN"), 96.67 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), and $1.25 for the Canadian dollar ("CAD").
(4)As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A, corporate general and administrative expense, and exploration and project development expense are included in consolidated (silver basis) AISC, but are not allocated amongst the operations and thus are not included in either the silver or gold segment totals.
(5)Consolidated total is calculated per silver ounce sold with gold revenues included in the by-product credits.
Based on the revisions to production forecasts detailed in the previous section, and higher than budgeted base metal prices realized in Q1 2021 and anticipated for the remainder of the year, we have also revised our Silver Segment Cash Costs and AISC guidance, as further detailed in the table above.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Capital Expenditures Relative to Forecast:
The following table summarizes the Q1 2021 capital expenditures compared to the 2021 Forecast:

	2021 Capital Expenditures ($ millions)
	Q1 2021 Actual	2021 Original Forecast (1)
La Colorada	5.4	27.0 - 29.5
Huaron	1.6	14.5 - 15.5
Morococha	1.7	6.0 - 7.0
San Vicente	0.6	13.5 - 14.5
Manantial Espejo	1.4	6.5 - 7.5
Dolores	8.9	26.0 - 30.0
Shahuindo (1)	2.7	66.5 - 68.0
La Arena	14.7	44.5 - 45.0
Timmins	8.2	40.5 - 43.0
Sustaining Capital Sub-total	45.0	245.0 - 260.0
La Colorada Skarn project	4.1	50.0 - 55.0
Timmins expansion	0.6	5.0
Other	0.2	—
Project Capital Sub-total	4.9	55.0 - 60.0
Total Capital	49.9	300.0 - 320.0
(1)As described in this section of the MD&A, the forecast 2021 annual sustaining capital amount for the Shahuindo operation has been reduced from the original forecast amount as included in this table.
We are revising our sustaining capital expenditures to reflect the timing of cash outflows for the ongoing projects at our Shahuindo mine, which is expected to be $15.0 million lower than original guidance, decreasing the sustaining capital range there to between $51.5 million and $53.0 million and the consolidated sustaining capital range to between $230.0 million and $245.0 million. All other sustaining and project capital estimates are expected to remain the same.
PROJECT DEVELOPMENT UPDATE

The following table reflects the amounts spent on each of Pan American’s major projects in Q1 2021 compared with Q1 2020:

Project Development Capital	Three months ended March 31,
(thousands of USD)
	2021	2020
La Colorada Skarn Project	4,082	3,642
Joaquin and COSE projects	—	3,545
Timmins projects	644	1,008
Other	225	477
Total	$4,951	8,672
During Q1 2021, the Company invested $5.0 million, largely in exploration drilling activities at the La Colorada Skarn project and the Wetmore project at Timmins.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
OVERVIEW OF Q1 2021 FINANCIAL RESULTS

Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past nine quarters as well as selected annual results for the past two years. The dominant factors affecting results in the quarters and years presented below are the volatility of realized metal prices and the timing of sales, which vary with the timing of shipments and impairment charges. The fourth quarter of 2019 included impairment charges to the Manantial Espejo mine and the COSE and Joaquin projects.

2021	Quarter Ended
(In thousands of USD, other than per share amounts)	March 31
Revenue	$368,099
Mine operating earnings	$89,964
Earnings for the period attributable to equity holders	$(7,798)
Basic earnings per share	$(0.04)
Diluted earnings per share	$(0.04)
Cash flow from operating activities	$29,850
Cash dividends paid per share	$0.07
Other financial information
Total assets	$3,362,610
Total long-term financial liabilities(1)	$255,536
Total attributable shareholders’ equity	$2,579,734
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

2020	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$358,428	$249,509	$300,414	$430,461	$1,338,812
Mine operating earnings	$50,058	$48,386	$124,561	$137,172	$360,177
Earnings (loss) for the period attributable to equity holders	$(76,807)	$20,063	$65,741	$168,885	$177,882
Basic earnings (loss) per share	$(0.37)	$0.10	$0.31	$0.80	$0.85
Diluted earnings (loss) per share	$(0.37)	$0.10	$0.31	$0.80	$0.85
Cash flow from operating activities	$114,051	$62,750	$114,943	$170,571	$462,315
Cash dividends paid per share	$0.05	$0.05	$0.05	$0.07	$0.22
Other financial information
Total assets					$3,433,875
Total long-term financial liabilities(1)					$277,696
Total attributable shareholders’ equity					$2,602,519
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

2019	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31(1)	June 30(1)	Sept 30(1)	Dec 31	Dec 31
Revenue(2)	$253,699	$340,494	$352,187	$404,379	$1,350,759
Mine operating earnings(2)	$15,770	$51,058	$63,850	$98,610	$229,288
Earnings for the period attributable to equity holders	$2,783	$18,371	$37,657	$51,927	$110,738
Basic earnings per share	$0.02	$0.09	$0.18	$0.26	$0.55
Diluted earnings per share	$0.02	$0.09	$0.18	$0.26	$0.55
Cash flow from operating activities	$(12,911)	$83,518	$81,948	$129,473	$282,028
Cash dividends paid per share	$0.035	$0.035	$0.035	$0.035	$0.14
Other financial information
Total assets					$3,461,682
Total long-term financial liabilities(3)					$517,776
Total attributable shareholders’ equity					$2,463,099
(1)Amounts differ from those originally reported in the respective quarter due to: (1) the finalization of the purchase price allocation, which was retrospectively applied, the most significant change being the removal of the previously recorded $30.5M bargain purchase gain; and, (2) amounts presented retrospectively as if Timmins had not been classified as held for sale.
(2)Concurrent with the acquisition of Tahoe, the Company classified the Timmins mines as a discontinued operation held for sale and, in Q3 2019, reclassified to be a continuing operation. As a result, the previously recorded first and second quarters have been recast to present the Timmins mines as continuing operations.
(3)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Income Statement: Q1 2021 vs. Q1 2020
Net loss of $7.6 million was recorded in Q1 2021 compared to a loss of $77.2 million in Q1 2020, which corresponds to basic losses per share of $0.04 and $0.37, respectively.
The following table highlights the differences between the Q1 2020 and Q1 2021 net losses:

Net loss, three months ended March 31, 2020		$(77,235)	Note
Revenue:
Increased realized metal prices	$75,424
Lower quantities of metal sold	(70,117)
Decreased direct selling costs	1,844
Decreased negative settlement adjustments	2,520
Total increase in revenue		$9,671	(1)
Cost of sales:
Decreased production costs and increased royalty charges	$27,179		(2)
Decreased depreciation and amortization	3,056		(3)
Total decrease in cost of sales		$30,235
Decreased income tax expense		14,743	(4)
Decreased net loss on commodity contracts, derivatives and asset sales		11,268	(5)
Increased investment loss		(10,209)	(6)
Decreased care and maintenance costs		8,758	(7)
Decreased dilution loss, net of share of income from associate		3,127	(8)
Decreased interest and finance expense		2,550
Decreased other expense		1,613
Increased general and administrative expense		(1,464)
Increased foreign exchange loss		(566)
Increased exploration and project development expense		(53)
Net loss, three months ended March 31, 2021		$(7,562)
1.Revenue for Q1 2021 was $9.7 million higher than in Q1 2020, as a result of higher realized prices, lower treatment and refining charges, and positive concentrate settlement adjustments, partially offset by decreased quantities of metal sold. The lower quantities of metal sold are primarily the result of delayed concentrate sales from La Colorada, as previously described, and lower production at La Colorada due to ongoing ventilation projects. Lower realized grades at Shahuindo and Timmins also negatively impacted the quantities of metal sold, as discussed in the "Operating Performance" section of this MD&A. Realized silver and gold prices were up 60% and 13%, respectively, and realized copper, zinc and lead prices were up 47%, 30%, and 10%, from Q1 2020, respectively.
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices (1)		Quantities of Metal Sold (2)
	Three months ended March 31,		Three months ended March 31,
	2021	2020	2021	2020
Silver	$26.41	$16.50	3,490	5,647
Gold	$1,788	$1,580	136.0	156.4
Zinc	$2,756	$2,125	11.1	11.5
Lead	$2,036	$1,857	3.9	5.9
Copper	$8,515	$5,801	1.8	1.4
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
2.Production and royalty costs in Q1 2021 were $27.2 million lower than in Q1 2020. The decrease was driven by a $31.1 million, or 14%, decline in production costs, partially offset by a $4.0 million increase in

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
royalty costs. The lower production costs partially reflect $8.1 million of non-cash, cost reducing, positive NRV inventory adjustments in Q1 2021, which were mainly due to increased precious metals prices. These adjustments reflected a $19.9 million variance from the Q1 2020 negative NRV inventory adjustments which increased production costs $11.7 million in that quarter. The majority of the adjustments in each period were related to inventories at the Dolores mine. Other than NRV impacts, the lower production costs reflect the previously discussed lower sales volumes, primarily silver and gold, which were down 38% and 13%, respectively, from Q1 2020. The variance in sales quantities, and in-turn production costs, were largely attributable to: the delayed shipments and decreased production at La Colorada; lower production volumes at Shahuindo; partially offset by higher costs from increased production and sales volumes at Huaron and Morococha, reflecting a full quarter of operations compared to the COVID-19 related mine suspensions Q1 2020.
3.Depreciation and amortization ("D&A") expense was $3.1 million lower than in Q1 2020, reflecting lower sales and production volumes, as described previously.
4.Income tax expense in Q1 2021 was $38.0 million compared to $52.7 million in Q1 2020. The $14.7 million decrease in tax expense was primarily due to reduced devaluation of the MXN and PEN in Q1 2021 compared to Q1 2020, resulting in a $33.3 million reduction in tax expense. This decrease in tax expense was partially offset by higher taxable income.
5.Net gains on asset sales, commodity contracts and derivatives were $2.4 million in Q1 2021 compared to net losses of $8.8 million in Q1 2020. The gains in Q1 2021 were largely driven by gains in the Company's diesel and CAD contracts, offset by losses in the MXN, PEN and Copper contracts. The Q1 2020 losses primary reflected losses related to the Company's foreign currency contracts driven by the devaluation of the MXN, the PEN and the CAD during that quarter.
6.Investment loss was $39.0 million in Q1 2021, $10.2 million higher than in Q1 2020. Investment loss in each quarter, along with the quarter-over-quarter decrease, was driven primarily by fair value "mark-to-market" adjustments on the Company's equity investment in New Pacific Metals Corp.
7.Care and maintenance costs were $7.3 million in Q1 2021, an $8.8 million decrease from Q1 2020, reflecting no operations being on care and maintenance as a result of COVID-19 in 2021 compared to the COVID-19 related mine suspensions of our Peruvian assets during Q1 2020.
8.Share of income from associate in Q1 2021 was $0.2 million compared to a loss of $2.9 million in Q1 2020, and primarily related to the Company's investment in Maverix, which is accounted for using the equity method whereby the Company records its portion of Maverix's net income based on Pan American's fully diluted ownership interest. The Q1 2020 loss reflected the Company recording its portion of a royalty interest impairment charge recorded by Maverix in Q4 2019.
Statement of Cash Flows: Q1 2021 vs. Q1 2020
Cash flow from operations in Q1 2021 totaled $29.9 million, $84.2 million less than the $114.1 million generated in Q1 2020. The decrease was mainly attributable to an $85.5 million decrease from changes in non-cash operating working capital, as further described below, and a $24.8 million increase in tax payments, which offset the increase in cash from mine operating earnings. The higher cash mine operating earnings was largely the result of increased metal prices.
Working capital changes in Q1 2021 resulted in a $47.4 million use of cash compared with a $38.2 million source of cash in Q1 2020. The Q1 2021 use of cash was mainly driven by a $39.9 million build-up in inventories, largely the result of the delay in transporting concentrate inventories from La Colorada, and a $6.4 million decrease in accounts payables. The Q1 2020 source of cash from working capital changes was largely the result of an inflow of cash from the collection of accounts receivable and the release of inventories, which offset the decrease in accounts payables, all of which were impacted by the COVID-19 related suspension of our Peruvian operations in mid-March 2020.
Investing activities used $44.5 million in Q1 2021, primarily related to the $48.0 million spent on mineral properties, plant and equipment at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A, which was partially offset by $2.5 million in proceeds from the settlement of

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
the Company's commodity and FX hedging programs. In Q1 2020, investing activities utilized $58.5 million, primarily from the $55.8 million spent on mineral properties, plant and equipment.
Financing activities in Q1 2021 used $18.0 million compared to $26.6 million used in Q1 2020. Cash used in Q1 2021 primarily consisted of $14.7 million in dividends and $3.0 million of lease repayments. The net cash used in Q1 2020 consisted primarily of a $15.0 million repayment of the Credit Facility, $10.5 million paid as dividends to shareholders and $4.1 million of lease payments.
Adjusted Earnings: Q1 2021 vs Q1 2020
Adjusted earnings is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q1 2021 Financial Statements.
Adjusted Earnings in Q1 2021 was $37.4 million, representing basic adjusted earnings per share of $0.18, compared to the revised Q1 2020 adjusted earnings of $21.2 million, and basic adjusted earnings per share of $0.10. Q1 2021 adjusted earnings excludes, among other items, investment losses of $39.0 million (Q1 2020: $28.8 million). A reconciliation of adjusted earnings for the three months ended March 31, 2021 and 2020, to the net earnings for each period is included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A.
The following chart illustrates the key factors leading to the change in adjusted earnings from Q1 2020 to Q1 2021:

Adjusted Earnings Reconciliation - Q1 2020 to Q1 2021 ($ millions)
$125.0
$100.0
$75.0
$50.0
$25.0
$—
$21.2
$77.9
$(70.1)
$15.6
$(13.4)
$3.0
$2.6
$0.6
$37.4
Revised Q1 2020 adjusted earnings(1)
Increased metal prices and positive concentrate settlement adjustments
Decreased quantities of metal sold
Decreased direct operating cost of sales
Increased tax expense
Increased realized derivative income
Decreased interest expense
Other
Q1 2021 adjusted earnings

(1) Commencing in Q1 2021 gains and losses recognized in relation to certain equity investments owned by the Company, and included in Investment income (loss) in the Company's financial statements, are being excluded from Adjusted Earnings. This change was based on the increase in both the magnitude and volatility of these investments having a larger impact to the Company’s net income in recent years, and Management’s belief that these fair-market-values are neither under the control of Management nor representative of normal course operating results The comparative period's adjusted earnings have been revised to conform to this change and thus differ from that previously reported.

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
LIQUIDITY AND CAPITAL POSITION

Liquidity and Capital Measures (in $000s)	March 31, 2021	Dec. 31, 2020	Change
Cash and cash equivalents ("Cash")	$133,497	$167,113	$(33,616)
Short-term Investments	$72,913	$111,946	$(39,033)
Cash and Short-term investments	$206,410	$279,059	$(72,649)
Fair-value of Maverix investment (1)	$134,298	$139,140	$(4,842)
Working Capital	$513,045	$495,168	$17,877
Credit Facility committed amount	$500,000	$500,000	$—
Credit Facility amounts drawn	$—	$—	$—
Shareholders' equity	$2,583,290	$2,605,839	$(22,549)
Total debt (2)	$30,840	$33,565	$(2,725)
Capital (3)	$2,407,720	$2,360,345	$47,375
(1)Fair value of the Company's equity ownership in Maverix based on the March 31, 2021 New York Stock Exchange closing share price of $5.27 (December 31, 2020: $5.46).
(2)Total debt is a non-GAAP measure calculated as the total of amounts drawn on the Credit Facility, finance lease liabilities and loans payable. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.
(3)Capital is a non-GAAP measure and consists of shareholders’ equity and debt net of cash and cash equivalents and short term investments. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.
Liquidity and Capital Resources
The Company's cash and short term investments decreased by $72.6 million during Q1 2021. The decrease was driven primarily by a $39.0 million decrease in short-term investments, mostly attributable to decreases in the share prices of the Company's investments in New Pacific Metals and New Oro Peru, and a $33.6 million decrease in cash and cash equivalents.
The decrease in cash and cash equivalents was due to only $29.9 million being generated in operating cash flow in the period, as a result of a $47.4 million build in cash from working capital changes and tax payments of $61.3 million, which was insufficient to fund the investing and financing activities described above.
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital of $513.0 million at March 31, 2021 was $17.8 million higher than working capital of $495.2 million at December 31, 2020. The increase is primarily driven by a build-up in inventories in the quarter, which more than offset the decrease in cash and short term investments described above.
The Company maintains a $500 million revolving credit facility, which was fully undrawn at March 31, 2021. As of March 31, 2021, and as of the date of this MD&A, the Company was in compliance with all financial covenants under the Credit Facility. The borrowing costs under the Company's Credit Facility are based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the Credit Facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio. The Company's Credit Facility matures on February 1, 2023.
The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties during the COVID-19 crisis, though the impact of COVID-19 on the credit risk associated with our counterparties cannot be determined with any degree of certainty.

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The Company’s financial position at March 31, 2021, and the operating cash flows that are expected over the next twelve months, lead Management to believe that the Company’s liquid assets are sufficient to satisfy our 2021 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 9(f)(ii) of the 2020 Financial Statements, and in the Liquidity and Capital Position section of the Company's annual 2020 Management Discussion and Analysis (the "2020 Annual MD&A"). Since December 31, 2020, there have been no significant changes to these contractual obligations and commitments.
The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty due to a number of uncertainties, including those related to the COVID-19 business disruptions.
Outstanding Share Amounts
As at March 31, 2021, the Company had approximately 0.3 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $46.53 and a weighted average life of 41 months. Approximately 0.3 million of the stock options were vested and exercisable at March 31, 2021, with an average weighted exercise price of CAD $17.13 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at May 12, 2021
Common shares	210,280,880
Options	284,393
Total	210,565,273
As part of the consideration payable to Tahoe shareholders in connection with the acquisition of Tahoe, Tahoe shareholders received contingent consideration in the form of one contingent value right ("CVR") for each Tahoe share. Each CVR has a 10 year term and will be exchanged for 0.0497 of a Pan American share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The Company issued an aggregate of 313,887,490 CVRs.
CLOSURE AND DECOMMISSIONING COST PROVISION

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of March 31, 2021 was $336.5 million (December 31, 2020 - $330.6 million) using inflation rates of between 0% and 4% (December 31, 2020 - between 0% and 4%). The inflated and discounted provision on the statement of financial position as at March 31, 2021 was $215.3 million (December 31, 2020 - $235.1 million), using discount rates between 0% and 9% (December 31, 2020 - between 0% and 8%). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be paid through 2046, or later if the mine lives are extended. Revisions made to the reclamation obligations in Q1 2021 were primarily a result of increased discount

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
rates due to higher government debt yields, increased site disturbance from the ordinary course of operations at the mines, reclamation activities, and revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q1 2021 as finance expense was $1.9 million (Q1 2020 - $2.1 million). Reclamation expenditures incurred during Q1 2021 were $0.8 million (Q1 2020 - $0.7 million).
RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.
Related party transactions with Maverix have been disclosed in Note 9 of the Q1 2021 Financial Statements. These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the parties which approximates fair value.
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated Cash Costs and AISC are based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow.
Due to the expected mine sequencing into a higher gold zone of the mine plan at Dolores, the Company has determined that the mine is better identified as a Gold Segment operation from 2021 onwards. Thus as of Q1 2021, Dolores Cash Costs and AISC are reported on a per ounce of gold basis and are included as part of the Gold Segment Cash Costs and AISC calculations. 2020 Dolores Cash Costs and AISC are reported on a per ounce of silver basis and are included as part of the Silver Segment Cash Costs and AISC calculations as previously reported.

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods.

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Three months ended March 31, 2021				Three months ended March 31, 2020
(In thousands of USD, except as noted)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)
Production costs	$80,601	$112,580		$193,180	$130,995	$93,322		$224,317
Purchase Price Allocation Inventory Fair Value Adjustment	—	(327)		(327)		(1,323)		(1,323)
NRV inventory adjustments	(1,441)	9,585		8,143	(11,720)	—		(11,720)
On-site direct operating costs	79,159	121,837		200,996	119,275	91,999		211,274
Royalties	5,779	4,083		9,862	4,094	1,810		5,904
Smelting, refining and direct selling charges(2)	18,154	50		18,204	20,013	35		20,048
Cash cost of sales before by-product credits	103,093	125,969		229,062	143,382	93,844		237,226
Silver segment by-product credits(2)	(68,530)	—		—	(97,898)	—		—
Gold segment by-product credits(2)	—	(17,869)		—	—	(1,359)		—
Consolidated silver basis by-product credits(1)(2)	—	—		(296,792)	—	—		(290,529)
Cash Costs	$34,563	$108,100		$(67,730)	$45,484	$92,485		$(53,303)

NRV inventory adjustments	1,441	(9,585)		(8,143)	11,720	—		11,720
Sustaining capital	10,669	34,541		45,210	26,167	24,040		50,207
Exploration and project development	566	1,003	911	2,480	275	1,031	1,121	2,427
Reclamation cost accretion	504	1,129	235	1,869	1,228	750	88	2,066
General and administrative expense	—	—	8,052	8,052	—	—	6,588	6,588
All-in sustaining costs	$47,744	$135,189	$9,199	$(18,262)	$84,874	$118,306	$7,797	$19,705

Silver segment silver ounces sold (koz)	2,810	—		—	5,563	—		—
Gold segment gold ounces sold (koz)	—	128		—	—	122		—
Total silver ounces sold (koz)(1)	—	—		3,490	—	—		5,647
Cash costs per ounce sold	$12.30	$846			$8.18	$757
AISC per ounce sold	$16.99	$1,058		$(5.23)	$15.26	$969		$3.49
AISC per ounce sold (excluding NRV inventory adjustments)	$16.48	$1,133		$(2.90)	$13.15	$969		$1.41

(1)Consolidated silver basis calculated by treating all revenues from metals other than silver, including gold, as a by-product credit in Cash Costs. Consolidated silver basis by-product credits include all silver segment by-product credits, as well as gold revenues from the Gold Segment mines as by-products. Total silver ounces sold likewise includes silver ounces sold from Gold Segment operations.
(2)Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production. The project capital excluded in the reconciliation below is further described in the "Project Development Update" section of this MD&A.

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended March 31,
(in thousands of USD)	2021	2020
Payments for mineral properties, plant and equipment(1)	$47,971	$55,750
Add/(Subtract)
Lease Payments(1)	2,982	4,064
Investment (non-sustaining) capital	(5,743)	(9,608)
Sustaining Capital	$45,210	$50,207
(1)As presented on the consolidated statements of cash flows.

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended March 31, 2021
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$4,089	$21,732	$18,165	$10,820	$25,795	$80,601
NRV inventory adjustments	—	—	—	—	(1,441)	(1,441)
On-site direct operating costs	4,089	21,732	18,165	10,820	24,354	79,159
Royalties	114	(25)	—	5,089	601	5,779
Smelting, refining & direct selling costs	207	6,390	5,045	4,590	1,923	18,154
Cash Costs before by-product credits	4,410	28,096	23,209	20,499	26,878	103,093
Silver segment by-product credits	(894)	(26,431)	(16,068)	(10,730)	(14,407)	(68,530)
Cash Costs	$3,516	$1,666	$7,141	$9,769	$12,471	$34,563

NRV inventory adjustments	—	—	—	—	1,441	1,441
Sustaining capital	5,386	1,612	1,735	558	1,378	10,669
Exploration and project development	540	—	27	—	—	566
Reclamation cost accretion	113	139	75	65	112	504
All-in sustaining costs	$9,555	$3,417	$8,977	$10,392	$15,403	$47,744

Silver segment silver ounces sold (koz)	225	709	514	732	631	2,810

Cash cost per ounce sold	$15.62	$2.35	$13.89	$13.35	$19.78	$12.30
AISC per ounce sold	$42.44	$4.82	$17.47	$14.20	$24.43	$16.99
AISC per ounce sold (excluding NRV inventory adjustments)	$42.44	$4.82	$17.47	$14.20	$22.14	$16.48

SILVER SEGMENT	Three months ended March 31, 2020
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$21,296	$50,623	$15,143	$15,241	$9,883	$18,809	$130,995
NRV inventory adjustments	—	(10,833)	—	(879)	—	(7)	(11,720)
On-site direct operating costs	21,296	39,790	15,143	14,362	9,883	18,802	119,275
Royalties	135	2,038	76	—	1,398	447	4,094
Smelting, refining & direct selling costs	5,370	23	5,401	4,155	3,611	1,453	20,013
Cash Costs before by-product credits	26,801	41,851	20,620	18,517	14,892	20,702	143,382
Silver segment by-product credits	(13,503)	(41,772)	(15,881)	(13,501)	(2,540)	(10,701)	(97,898)
Cash Costs	$13,298	$79	$4,739	$5,016	$12,352	$10,001	$45,484

NRV inventory adjustments	—	10,833	—	879	—	7	11,720
Sustaining capital	4,753	15,124	1,413	2,236	1,925	716	26,167
Exploration and project development	161	72	—	42	—	—	275
Reclamation cost accretion	143	663	144	84	71	123	1,228
All-in sustaining costs	$18,355	$26,771	$6,296	$8,257	$14,348	$10,847	$84,874

Silver segment silver ounces sold (koz)	1,839	1,150	596	408	840	730	5,563

Cash cost per ounce sold	$7.23	$0.07	$7.95	$12.29	$14.71	$13.69	$8.18
AISC per ounce sold	$9.98	$23.29	$10.56	$20.23	$17.08	$14.85	$15.26
AISC per ounce sold (excluding NRV inventory adjustments)	$9.98	$13.86	$10.56	$18.07	$17.08	$14.84	$13.15

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended March 31, 2021
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Total
Production Costs	$26,330	$25,772	$19,063	$41,415	$112,580
Purchase Price Allocation Inventory Fair Value Adjustment	—	(322)	(6)	—	(327)
NRV inventory adjustments	9,585	—	—	—	9,585
On-site direct operating costs	35,914	25,450	19,057	41,415	121,837
Royalties	2,510	—	—	1,573	4,083
Smelting, refining & direct selling costs	12	—	—	37	50
Cash Costs before by-product credits	38,437	25,450	19,057	43,025	125,969
Gold segment by-product credits	(15,828)	(1,615)	(305)	(122)	(17,869)
Cash Costs of Sales	$22,608	$23,836	$18,753	$42,904	$108,100

NRV inventory adjustments	(9,585)	—	—	—	(9,585)
Sustaining capital	8,919	2,681	14,719	8,222	34,541
Exploration and project development	99	—	—	904	1,003
Reclamation cost accretion	701	263	150	15	1,129
All-in sustaining costs	$22,743	$26,780	$33,621	$52,045	$135,189

Gold segment gold ounces sold	31,478	31,736	31,351	33,200	127,764

Cash cost per ounce sold	$718	$751	$598	$1,292	$846
AISC per ounce sold	$723	$844	$1,072	$1,568	$1,058
AISC per ounce sold (excluding NRV inventory adjustments)	$1,027	$844	$1,072	$1,568	$1,133

GOLD SEGMENT	Three months ended March 31, 2020
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins	Total
Production Costs	$34,247	$19,731	$39,344	$93,322
Purchase Price Allocation Inventory Fair Value Adjustment	(1,114)	(207)	(1)	(1,323)
NRV inventory adjustments	—	—		—
On-site direct operating costs	33,133	19,523	39,343	91,999
Royalties	—	—	1,810	1,810
Smelting, refining & direct selling costs	—	—	35	35
Cash Costs before by-product credits	33,133	19,523	41,188	93,844
Gold segment by-product credits	(1,068)	(205)	(86)	(1,359)
Cash Costs of Sales	$32,065	$19,318	$41,102	$92,485

NRV inventory adjustments	—	—	—	—
Sustaining capital	7,844	12,698	3,498	24,040
Exploration and project development	(5)	—	1,036	1,031
Reclamation cost accretion	404	295	51	750
All-in sustaining costs	$40,308	$32,311	$45,687	$118,306

Gold segment gold ounces sold	52,002	26,662	43,480	122,144

Cash cost per ounce sold	$617	$725	$945	$757
AISC per ounce sold	$775	$1,212	$1,051	$969
AISC per ounce sold (excluding NRV inventory adjustments)	$775	$1,212	$1,051	$969

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Adjusted Earnings and Basic Adjusted Earnings Per Share
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three months ended March 31, 2021 and 2020, to the net earnings for each period.

	Three months ended March 31,
(In thousands of USD, except as noted)	2021	2020(1)
Net loss for the period	$(7,562)	$(77,235)
Adjust for:
Derivative losses	$7	$—
Unrealized foreign exchange losses	2,167	3,527
Heap inventory net realizable value (recovery) charge	(5,714)	8,971
Unrealized losses on foreign currency and commodity contracts	107	8,282
Share of (income) loss from associate and dilution gain	(198)	2,929
Gain on sale of assets	(110)	(35)
COVID 19 mine care and maintenance	—	8,111
Losses on equity securities(1)	39,033	28,824
Effect of taxes on adjusting items	2,041	(3,139)
Effect of foreign exchange on taxes	7,662	40,971
Total adjustments	$44,996	$98,441
Adjusted earnings for the period	$37,434	$21,206
Weighted average shares for the period	$210,261	$209,779
Adjusted earnings per share for the period	$0.18	$0.10
(1)Commencing in Q1 2021 gains and losses recognized in relation to certain equity investments owned by the Company, and included in Investment income (loss) in the Company's financial statements, are being excluded from Adjusted Earnings. This change was based on the increase in both the magnitude and volatility of these investments having a larger impact to the Company’s net income in recent years, and Management’s belief that these fair-market-values are neither under the control of Management nor representative of normal course operating results. The comparative period's adjusted earnings have been revised to conform to this change and thus differ from that previously reported.
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt (including amounts drawn on the Credit Facility), lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; risks relating to cyber secuity; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia and Guatemala; environmental risks; risks related to its relations with employees and local communities where we operate, and risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time. Certain of these risks are described below, and are more fully described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and in the Risks and Uncertainties section of the Company's 2020 Annual MD&A, and the 2020 Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks are described in Note 9(f) to the Company's 2020 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2021. The following provides an update to certain relevant financial instrument risks for the quarter:
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure. As at March 31, 2021, the Company had outstanding collars made up of put and call contracts for its exposure to copper (1,350 tonnes) with settlement dates on those positions between April 2021 and December 2021. The outstanding contracts have respective weighted average floor and cap prices per tonne of $7,500 and $8,775. The Company recorded losses of $0.6 million in Q1 2021 (Q1 2020 - $nil), on these positions.
During 2020, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices. At March 31, 2021, the Company had outstanding positions on its diesel exposure with a notional amount of 12.6 million gallons, with a weighted average fixed price of $1.21 per gallon. The Company recorded gains of $4.2 million for the three months ended March 31, 2021 (Q1 2020 - $nil).

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Trading Activities and Credit Risk
As at March 31, 2021, we had receivable balances associated with buyers of our concentrates of $33.3 million (December 31, 2020 - $35.1 million). The vast majority of the Company's concentrate is sold to a limited number of concentrate buyers.
As at March 31, 2021, we had approximately $55.3 million contained in precious metal inventory at refineries (December 31, 2020 - $61.8 million). Doré production is refined under long-term agreements with fixed refining terms at five separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that suppliers do not deliver products or perform services as expected. As at March 31, 2021, the Company had made $8.5 million of supplier advances (December 31, 2020 - $8.2 million), which are reflected in “Trade and other receivables” on the Company’s balance sheet.
Foreign currency exchange rate risk
A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. At March 31, 2021, the Company had outstanding positions on its foreign currency exposure of CAD, PEN, and MXN purchases. The CAD positions are collars with an outstanding notional amount of $54.0 million USD, with weighted average USD put and call exchange rates of $1.25 and $1.32, respectively. The PEN positions are collars with an outstanding notional amount of $56.7 million USD, with weighted average USD put and call exchange rates of $3.50 and $3.71, respectively. The MXN positions are collars with an outstanding notional amount of $56.3 million USD, with weighted average USD put and call exchange rates of $20.88 and $29.21, respectively. The Company recorded gains of $0.5 million, losses of $0.9 million, and losses of $0.8 million, respectively, on CAD, PEN and MXN derivative contracts for the three months ended March 31, 2021 (2020 - losses of $2.2 million, $1.2 million and $5.4 million on CAD, PEN and MXN derivative contracts, respectively). At March 31, 2021, the Company held cash and short-term investments of $80.8 million in Canadian dollars, $10.4 million in Peruvian soles, $9.1 million in Argentine pesos, $2.7 million in Bolivian bolivianos, $5.0 million in Mexican pesos, and $0.2 million in Guatemalan quetzales.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. The nature, assessment and management of such claims is described in the Risks and Uncertainties section of the 2020 Annual MD&A, and in Note 24 to the Company's Q1 2021 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2021. In early May 2021 the Company’s subsidiary in Guatemala and the Ministry of Energy and Mines were served with legal proceedings that were originated in the Constitutional Court of Guatemala by a small group of residents and landowners, or alleged residents and landowners, from the La Cuchilla community near the Escobal mine claiming that prior mining activities damaged their lands. Currently operations at Escobal are suspended pending the completion of the ILO 169 consultation process. Nevertheless, the action seeks injunctive relief to prevent future mining activities at Escobal. While the Company believes the claims are procedurally and substantively flawed and without merit, the outcome of these proceedings cannot be determined at this time.

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
COVID-19 and Other Pandemics
Since the outbreak of the coronavirus in late 2019 ("COVID-19"), it has spread into areas where we have operations and where our offices are located. Government efforts to curtail the spread of COVID-19 resulted in temporary suspensions of our operations in Mexico, Peru, Argentina and Bolivia, and we have reduced throughput at our Canadian operations in Timmins in order to enhance physical distancing and protect our personnel and the community. The spread of COVID-19 has impacted our employees and contractors, not only as it relates to potential health concerns, but also in terms of limitations on movement, availability of food and other goods, and personal well-being, among others. Our suppliers and service providers have also been impacted.
While COVID-19 has already had significant, direct impacts on our operations, our business, our workforce, and our production, the extent to which COVID-19 will continue to impact our operations will depend on future developments which are highly uncertain and cannot be predicted with confidence. These future developments include, but are not limited to, the duration of the outbreak, new information that may emerge concerning the severity of COVID-19, and the actions taken to contain COVID-19 or treat it. The impact of governmental restrictions and health and safety protocols could improve or worsen relative to our assumptions, depending on how each jurisdiction manages potential outbreaks of COVID-19, the development and adequate supply of vaccines, and the roll-out of vaccination programs in each jurisdiction. We assume operations will continue to be impacted by comprehensive COVID-19 protocols in 2021, which would increase costs and restrict throughput levels, especially at our underground mines. Our ability to continue with our operations, or to successfully maintain our operations on care and maintenance if so required, or to restart or ramp-up any such operations efficiently or economically, or at all, is unknown. It is also uncertain, whether we will be able to maintain an adequate financial condition and have sufficient capital, or have access to capital through our credit facility or otherwise, to sustain our business and operations.
Moreover, the continued presence of, or spread, of COVID-19, and any future emergence and spread of similar pathogens, globally would likely have material adverse effect on both global and regional economies, including those in which we operate, as we have seen already. Such effects would not only affect our business and results of operations, but also the operations of our suppliers, contractors and service providers, including smelter and refining service providers, and the demand for our production. COVID-19 and the spread of similar pathogens could also negatively impact stock markets, including the trading price of our shares, adversely impact our ability to raise capital, cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive (if such financing is available at all), and result in any operations affected by coronavirus becoming subject to quarantine or shut down. Any of these developments, and others, could have a material adverse effect on our business and results of operations.

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Climate Change
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, STANDARDS AND JUDGEMENTS

Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020.
Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company upon adoption; however, the pronouncement below may have a significant impact in future periods.
Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16)
These amendments will prohibit the Company from deducting net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in a manner intended by management. The amendments require retrospective application and effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.
Significant judgements
In preparing financial statements in accordance with IFRS, Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent Management's estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2020 Financial Statements, for the Company’s summary of significant accounting policies.
DISCLOSURE CONTROLS AND PROCEDURES

Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, Management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:
a.pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,
b.are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of Management and Pan American’s directors, and
c.are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.
The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the three month period ended March 31, 2021 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.
TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI 43-101.
For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated February 17, 2021, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Pan American and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance, and estimates of current production levels including our estimated production of silver, gold and other metals forecasted for 2021, our estimated Cash Costs, AISC and expenditures in 2021; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; expectations with respect to the future anticipated impact of COVID-19 on our operations, the assumptions related to the global supply of COVID-19 vaccines and the roll-out in each country, and the effectiveness and results of any vaccines, the lessening or increase in pandemic-related restrictions, and the anticipated rate and timing for the same; the effect that the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our Credit Facility or otherwise, to sustain our business and operations; the presence and impact of COVID-19 on our workforce, suppliers and other essential resources and the effect those impacts have on our business; the timing and outcome with respect to Pan American's environmental, social and governance activities and our reporting there; of future financial and operational performance; the timing and impact of the replacement of ventilation infrastructure at the La Colorada mine; the sufficiency of our current working capital, anticipated operating cash flow or its ability to raise necessary funds; the duration and effect of the license suspensions and any road blocks relating to the Escobal mine; the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and any anticipated completion thereof; the estimated cost of and availability of funding necessary for sustaining capital; forecast capital and non-operating spending; and our plans and expectations for its properties and operations.
These forward-looking statements and information reflect our current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by us, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained; and our ability to comply with environmental, health and safety laws, particularly given the potential for modifications and expansion of such laws. The foregoing list of assumptions is not exhaustive.
We caution readers that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and we have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and their effects on global economies and society; fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); risks related to the technological and operational nature of our business; changes

PAN AMERICAN SILVER CORP.	42

Management Discussion and Analysis
For the three months ended March 31, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where we may carry on business, including the risk of expropriation related to certain of our operations, particularly in Argentina and Bolivia, and risks related to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom we do business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; our ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits and the presence of laws, regulations and other legal impediments that may impose restrictions on mining, including those currently in the province of Chubut, Argentina, or that might otherwise prevent or cause the suspension or discontinuation of mining activities; the risk of litigation and the resulting financial or operational impacts of such current or future litigation, including challenges to the ILO 169 consultation process; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; risks relating to information and cyber security, and our ability to secure our information and data and protect ourselves from cyber-attack, breach, or technology-based fraud; our ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, the our title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in our most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near and longer term prospects and may not be appropriate for other purposes. We do not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all references to mineral reserves and mineral resources, and any related estimates, included in the MD&A have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

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